- ETFS

VanEck: There's More Than Gold In Them Thar ETFs



VanEck CEO Jan van Eck presides over an investment firm that continues to expand beyond its expertise in gold investments to a broad array of factor ETFs and core investments. (VanEck)

VanEck has been at the forefront of identifying new asset classes and investing trends since 1955. And the ETF and mutual fund firm this year is once again reaping rewards from some of its winning investing strategies.

Mostly known for its gold investing, the New York-based financial firm today is a top 10 ETF provider in the U.S. Nearly 90% of the firm's $62 billion in assets globally are in 101 ETFs. The remainder are in mutual funds and separately managed accounts.

This year gold and home-based entertainment stocks have rallied. Also, investor demand is rising for companies' bonds that recently got downgraded from investment grade to junk (fallen angels). These factors

have been tremendous drivers of money inflow and performance for the firm.

Fallen Angels Rising

VanEck Vectors Fallen Angel High Yield Bond (**ANGL**) has nearly doubled in size in 2020. The $3.1 billion ETF is up 5.62%, while getting $1.5 billion in inflow year to date. It is among the best funds in the category, with a yield of 4.37% and an annual management fee of 0.35%.

VanEck Vectors Video Gaming and eSports (**ESPO**) assets surged by $290 million, to $477 million this year. The fund's return has soared 60% this year. It charges investors 0.55% per year to own the fund.

ESPO holds home entertainment and tech stocks such as **Nvidia** (**NVDA**), **Advanced Micro Devices** (**AMD**) and **Tencent Holdings** (**TCEHY**). Also, **Nintendo** (**NTDOY**), **Activision Blizzard** (**ATVI**) and **Bilibili** (**BILI**). All of these are up between 36% and 154% year to date. Nvidia is on IBD's **Leaderboard** and **Big Cap 20** lists.

With coronavirus uncertainty hanging in the air, many investors flocked toward gold to hedge against market volatility. As a result, the price of the shiny metal soared by nearly 30% this year.

VanEck: Branching Out From Gold

VanEck Merk Gold Trust (**OUNZ**), the first such ETF to market where shareholders have the option to take physical delivery of gold, saw its assets balloon by 80% to $402 million. Gold mining funds $17.6 billion VanEck Vectors Gold Miners (**GDX**) and $6.5 billion VanEck Vectors Junior Gold Miners (**GDXJ**) also benefited. They saw strong inflow, surging 41% and 39%, respectively.

CEO Jan van Eck took over the reins of the business in 1992 from his father and founder John van Eck (1915-2014). His brother Derek van Eck (1964-2010) joined in 1993.

Van Eck says the firm's funds employ aspects of smart beta investing. That is, they use factors such as earnings growth or market cap to build portfolios. But it is not applied in a uniform way across their investment themes and vehicles. Instead, they decide the best approaches given the underlying assets. Today, VanEck's funds span across country/regional, industry, guided allocation and hard assets. Also, strategic equity, commodity, as well as corporate, international, municipal bond and equity income strategies.

Below is the interview with van Eck discussing the firm, their best funds and their outlook for gold and the economy.

IBD: What is the overall mission of your firm? How has your product strategy/investment process evolved over the years?

Jan van Eck: Our investment approach is to recognize that the world is constantly changing and that one should take account of these major economic, political and technological trends in thinking about portfolio construction. Our mission is to develop active and passive investment strategies that take advantage of these trends. Over our history, we have been first in several categories, but probably the most obvious strategy this year is our fallen-angel high yield strategy, which is beating benchmarks by 5% so far.

VanEck's Top Performing ETFs

IBD: What ETFs have been the best performers in 2020 and why?

van Eck: Through July, our best performing ETF in 2020 has been our VanEck Vectors Video Gaming and eSports ETF. ESPO has benefited from a combination of increasing popularity of eSports and an environment in which many people were forced to hole up in their homes for long stretches earlier this year, increasing participation in video gaming and viewership of

eSports.


Vaneck Vect VidGmg&Esprt (ESPO)
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Our gold-related ETFs, GDX, GDXJ, and OUNZ have also been in the top five of VanEck's ETFs based on total return year to date. All have benefited from the increase in gold prices, the mining ETFs (GDX and GDXJ) more so.

Lastly, VanEck Vectors ChinaAMC SME-ChiNext ETF (CNXT), which offers exposure to the new economy in China, rounds out VanEck's top five performers year to date benefiting from a strong recovery in China.

IBD: You're best known for your gold funds. What is your outlook for gold?

van Eck: Our firm develops an investment outlook, our "house view," which believes that gold will be one of the beneficiaries of the Fed's unprecedented balance sheet expansion in response to COVID. This has driven real interest rates to negative levels — interest rates less the inflation rate — which makes gold, a non-interest-bearing asset, more attractive. To develop our outlook, we look at historical bull markets as a guide. We became bullish last summer when gold was around $1,300 an ounce and broke out of a multiyear downtrend. Using prior deflationary bull markets as a guide — and those markets are less dramatic than inflationary bull markets — we think that a 150% increase is reasonable, which puts gold over $3,000 an ounce. Silver and bitcoin benefit from the same underlying forces, but we don't have price targets for them.

What You Need To Know When Investing In Gold

IBD: What elements are important for investors to keep in mind when they're selecting a precious metal fund?

van Eck: There are multiple considerations when assessing a precious metal-related investment. Cost, risk, and taxes are three of the most common.

Vaneck Vect Gold Miners (GDX)

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Accessing precious metals exposure through mining stocks can come with additional risk (volatility) but potentially greater reward (return). Investors can consider an index-based ETF, which will generally provide broad exposure favoring larger companies based on market value. Or they can opt for an actively managed strategy in which portfolio managers select companies based on their investment philosophy. Index strategies are generally offered at a lower cost than active strategies.

Physical precious metals funds are typically offered in an exchange-traded vehicle due to the unique regulatory and tax implications of owning precious metals. Physical exposure to precious metals can offer a different risk/reward profile than related equity exposure which, in the case of gold, has lower upside but lower downside. A lower cost is also generally associated with physical precious metals funds.

Tax considerations are also an important component of investment selection. Precious metals investments are typically taxed at collectables rates so investors may not benefit from long-term capital gains rates associated with investment in precious metal equities. I always encourage investors to consult a tax professional, as this can be a complicated area.

Forward-Looking Investing Approach

IBD: What other categories of ETFs do you have and how do you usually decide to launch a new ETF?

van Eck: Our earliest ETFs provided exposure to hard asset and emerging market equities. But we quickly broadened out into other areas like fixed income ETFs, with offerings in municipal bonds and emerging market bonds, as well as thematic equity, equity dividends, strategic equity and guided asset allocation ETFs. The broad nature of our asset-class coverage and strategies reflect our philosophy of trying to introduce ETFs that are forward-looking and thoughtfully created. We want to provide exposure to long-term themes or asset classes that can add value to a portfolio and are not adequately covered by standard indexes. And we look for opportunities to improve the way investors get access to core parts of their portfolio, such as we've done with the suite of ETFs we launched on Morningstar indices.

IBD: What are some of the more innovative ETFs you've launched in the past couple of years?

van Eck: We launched VanEck Vectors Video Gaming & eSports ETF in 2018. We recognized the potential that the confluence of video games,

technology and changing consumer preferences has to redefine media and entertainment. In recent years, we've also launched a series of guided allocation ETFs that help investors participate meaningfully in bull markets and seek to de-risk in bear markets by minimizing the impact of market downturns. Currently, there is a real asset strategy, a large-cap U.S. equity strategy and a municipal bond strategy.

What Are The Next Big Investment Themes

IBD: What are the themes or factors you expect will become more popular going forward?

van Eck: We believe that consumer preferences for how content is consumed will continue to evolve and will continue to support an ETF like ESPO. ETFs exist in many different flavors depending on an investor's use case, but big macro trends such as the ballooning debt bubble, easy money and negative real rates makes having gold exposure, emerging markets equities and fixed income much more attractive, particularly in the case of a declining dollar. It's hard to say when value (investing) will return after growth's dominance, but we're more focused on valuation than the traditional backward-looking nature of the value factor.

IBD: What is your overall outlook for the economy?

van Eck: The recovery is obviously uneven by sector, but we estimate recovery by next year. Our one concern is that employment may not come back quickly enough, in which case government action may be desirable but uncertain in coming.

IBD: What is your message to investors in today's market environment?

van Eck: As always, watch the central bank. Since we expect "lower for longer" in interest rates, gold and stocks and bonds should all continue to benefit. Given the run-up, however, one might expect a lower pace of returns going forward. The biggest risk to gold and the markets, even tech,

is a spike in higher interest rates, which could come from unexpectedly faster global growth or a rise in inflation.

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